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SEC FILE NUMBER
8-2142

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRUBEE WEALTH ADVISORS, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 AIRBORNE PARKWAY, SUITE 120
(No. and Street)

CHEEKTOWAGA	NY	14225
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Shine	716-849-1401	jshine@trubeewealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LUMSDEN & MCCORMICK, LLP CERTIFIED PUBLIC ACCOUNTANTS
(Name – if individual, state last, first, and middle name)

369 FRANKLIN STREET	BUFFALO	NY	14202
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TRUBEE WEALTH ADVISORS, INC.

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2022

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3). A statement of financial condition and supplementary schedules bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

OATH OR AFFIRMATION

I, JOHN SHINE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TRUBEE WEALTH ADVISORS, INC., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT

[signature]
Notary Public

JENNIFER S AUSTIN
NOTARY PUBLIC STATE OF NEW YORK
ERIE COUNTY
LIC. #01AU6353455
COMM. EXP. 01/23/2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRUBEE WEALTH ADVISORS, INC.

CONTENTS

Lumsden McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cyclorama Building | 369 Franklin Street | Buffalo, NY 14202
p: 716.856.3300 | f: 716.856.2524 | www.LumsdenCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and the Board of Directors
Trubee Wealth Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Trubee Wealth Advisors, Inc. (the Company) as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The accompanying supplementary information including Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lumsden & McCormick, LLP

We have served as the Company's auditor since 2004.

February 27, 2023

Statements of Financial Condition

December 31,	2022	2021
Assets		
Cash and cash equivalents	**$ 602,541**	$ 521,950
Certificates of deposit	**96,446**	181,904
Investments	**177,350**	186,504
Receivables from brokers and dealers	**103,959**	95,723
Property and equipment, net (Note 3)	**120,963**	20,063
Right-of-use asset (Note 4)	**1,106,000**	10,100
Prepaid expenses and other	**112,523**	68,075
Deposit with clearing organization	**50,000**	50,000
	$ 2,369,782	$ 1,134,319
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable and accrued expenses	**$ 657,634**	$ 567,987
Lease liability (Note 4)	**1,106,000**	10,100
Stockholders' equity:		
Common stock - authorized 20,000 shares $1 par value, issued 10,216 shares	**10,216**	10,216
Additional paid-in capital	**418,056**	418,056
Retained earnings	**322,906**	272,990
Treasury stock - 3,203 shares at cost	**(145,030)**	(145,030)
	606,148	556,232
	$ 2,369,782	$ 1,134,319

See accompanying notes.

Statements of Income

For the years ended December 31,	2022	2021
Revenues:		
Investment advisory fees	$ **3,031,591**	$ 2,824,221
Commissions	**770,972**	844,946
Distribution fees (12b-1 fees) from mutual funds	**327,379**	400,377
Interest and dividends	**462,354**	166,301
Principal transactions	**114,159**	166,563
Other	**274,350**	412,807
	4,980,805	4,815,215
Expenses:		
Employee compensation, commission and benefits	**4,006,623**	3,966,466
Clearing fees	**219,290**	213,594
Communications	**169,474**	174,033
Occupancy and equipment rental	**117,766**	127,796
Other operating expenses	**390,799**	309,126
	4,903,952	4,791,015
Income before taxes	**76,853**	24,200
Provision for income taxes (Note 6)	**26,937**	10,200
Net income	$ **49,916**	$ 14,000

See accompanying notes.

TRUBEE WEALTH ADVISORS, INC.

Statements of Changes in Stockholders' Equity

For the years ended December 31, 2022 and 2021

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	**Total Stockholders' Equity**
Balance - December 31, 2020	10,216	$ 10,216	$ 418,056	$ 258,990	$ (145,030)	**$ 542,232**
Net income	-	-	-	14,000	-	**14,000**
Balance - December 31, 2021	10,216	10,216	418,056	272,990	(145,030)	**556,232**
Net income	-	-	-	49,916	-	**49,916**
Balance - December 31, 2022	10,216	$ 10,216	$ 418,056	$ 322,906	$ (145,030)	**$ 606,148**

See accompanying notes.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

For the years ended December 31,	**2022**	2021
Subordinated liabilities - beginning	$ -	$ 26,000
Increases (decreases)	-	(26,000)
Subordinated liabilities - ending	$ -	$ -

See accompanying notes.

Statements of Cash Flows

For the years ended December 31,	**2022**	2021
Operating activities:		
Net income	**$ 49,916**	$ 14,000
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	**13,318**	11,491
Purchases of investments	**(135,390)**	(186,504)
Proceeds from sale of investments	**144,544**	-
Sales of certificates of deposit	**85,458**	184,463
Changes in other operating assets and liabilities:		
Receivables from brokers and dealers	**(8,236)**	(510)
Prepaid expenses and other	**(44,448)**	5,660
Accounts payable and accrued expenses	**89,647**	161,570
Net operating activities	**194,809**	190,170
Investing activities:		
Purchase of equipment	**(114,218)**	(21,307)
Financing activities:		
Payment of liabilities subordinated to claims of general creditors	**-**	(26,000)
Net change in cash and cash equivalents	**80,591**	142,863
Cash and cash equivalents - beginning	**521,950**	379,087
Cash and cash equivalents - ending	**$ 602,541**	$ 521,950

See acommpanying notes.

1. Summary of Significant Accounting Policies:

Description of Business:

Trubee Wealth Advisors, Inc. (the Company) (formerly known as Trubee, Collins & Co., Inc.) is organized to conduct business as an introducing broker-dealer in securities. The Company operates through an office in Western New York State, and services clients throughout the United States.

Revenue from Contracts with Customers:

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment advisory fees
The Company provides investment advisory services for various investment products on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received monthly and quarterly and are recognized as revenue to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of assets under management at various points in time as well as the length of time the customers retain the product, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investments and the customer's activities are known, which are usually monthly or quarterly.

Commissions
The Company employs a clearing broker to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees (12b-1 fees) from mutual funds
The Company enters into arrangements with managed accounts and pooled vehicles (funds) to distribute shares to customers. The Company believes its performance obligation is the sale of securities to customers and as such is fulfilled at the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the customer remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the customer activities are known, which are usually monthly or quarterly.

Principal transactions
For instruments in the form of corporate bonds, government bonds (treasuries), municipal bonds and certificates of deposit, the Company may find a seller for a client wishing to sell or buy such instruments, and will execute the transaction through inventory accounts. The Company believes its performance obligation is the purchase or sale of securities to customers, and the transaction is fulfilled on the trade date.

Other
Other income primarily consists of insurance commissions. The Company acts as a broker in the sale of life/annuity insurance policies to its customers. The Company may receive commissions paid by the carrier at the inception of the policy or over time for as long as the policy remains active, on a monthly or annual basis. The Company believes that its performance obligation is the sale of new policies and as such is fulfilled at the date of issuance. Any initial up-front (first year) commissions are known fixed amounts and are recognized at the issuance date. Annual renewal commissions, which are variable amounts, are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved (typically, the cancellation of a policy before a certain period or the determination of a policy asset value at a particular point in time that cannot be determined in advance). In addition, the uncertainty of these variable recurring amounts is dependent on the value of assets at future points in time and is influenced by market conditions.

Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 27, 2023 (the date the financial statements were available to be issued).

Cash and Cash Equivalents:

The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. Cash in financial institutions may exceed insured limits at various times throughout the year and subject the Company to concentrations of credit risk.

Certificates of Deposit:

Certificates of deposit are with banks and have original maturities of between one and two years.

Investments:

Investments consist of mutual funds and exchange traded funds stated at fair value as determined by published quotations in active markets. Unrealized gains and losses are included in earnings. Investment fair value at December 31, 2022 and 2021 approximates cost.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful asset lives.

Income Taxes:

The provision for income taxes is based on pretax financial accounting income. Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities. Temporary differences arise from using different methods of accounting for depreciation, prepaid expenses, and investments. When applicable, the Company also recognizes deferred income tax benefits of net operating loss carryforwards to the extent that realization of such benefits is more likely than not. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Use of Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. New Accounting Standards:

Recently issued Accounting Standards Codification (ASC) guidance has either been implemented or is not significant to the Company.

3. Property and Equipment:

	2022	2021
Furniture and equipment	**$ 361,102**	$ 246,884
Less accumulated depreciation	**240,139**	226,821
	$ 120,963	$ 20,063

4. Leases:

The Company has operating leases for office space and equipment. At inception of arrangements with vendors, the Company determines whether the contract is or contains a lease based on each party's rights and obligations under the arrangement. At inception, any new additional operating lease liabilities and corresponding right-of-use (ROU) assets are based on the present value of the remaining minimum rental payments. If the lease arrangement also contains non-lease components, the Company elected the practical expedient not to separate any combined lease and non-lease components for all lease contracts. For office leases, the remaining fixed minimum rental payments used in the calculation of the new lease liability include fixed payments and variable payments (if the variable payments are based on an index) over the remaining lease term.

The present value of the Company's lease liability was calculated using an incremental borrowing rate of 7%. In determining the incremental borrowing rate, the Company considered estimated borrowing data for similar arrangements as of the transition date or lease inception. As of December 31, 2022 and 2021, the Company recognized an operating ROU asset and lease liability of $1,106,000 and $10,100.

When applicable and as permitted by accounting guidance, leases with expected durations of less than 12 months from inception (i.e. short-term leases) were excluded from the Company's calculation of its lease liability and ROU asset.

The following is a summary of the Company's total lease costs:

	2022	2021
Operating lease cost	$ 110,500	$ 126,700

The following is a summary of cash paid for amounts included in the measurement of lease liabilities:

	2022	2021
Operating cash flows used for operating leases	$ 110,500	$ 126,700

The following is a summary of the Company's maturity of operating lease liabilities:

2023	$ 139,000
2024	152,000
2025	152,000
2026	152,000
2027	152,000
Thereafter	758,000
Total lease payments	1,505,000
Less interest	399,000
Total lease liability	$ 1,106,000

5. Liabilities Subordinated to Claims of General Creditors:

Liabilities subordinated to claims of general creditors represent a noninterest bearing capital debenture bond for $26,000 to a related party, which matured on December 31, 2021.

The subordinated borrowings were covered by an agreement approved by the Financial Industry Regulatory Authority and are available in computing net capital under the Securities and Exchange Commission's (SEC) uniform net capital rule. To the extent such borrowings were required for the Company's continued compliance with minimum net capital requirements, they could not be repaid (Note 7).

6. Income Taxes:

	2022	2021
Current provision (benefit):		
Federal	$ (7,163)	$ 7,140
State	(600)	3,060
	(7,763)	10,200
Deferred provision:		
Federal	26,000	-
State	8,700	-
	34,700	-
Provision for income taxes	$ 26,937	$ 10,200

The Company's effective tax rate varies from the federal statutory income tax rate primarily as a result of progressive statutory rates, certain federal tax credits, state taxes net of federal benefits, and certain nondeductible expenses.

Deferred income taxes on the statements of financial condition at December 31, 2022 and 2021 consist of the following included within accounts payable and accrued expenses:

	2022	2021
Liabilities	$ (49,000)	$ (14,300)

7. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022 and 2021, the Company has net capital of $367,663 and $436,612, which was $117,663 and $186,612 in excess of its required capital of $250,000.

The Company's aggregate indebtedness to net capital ratio was 1.79 to 1 and 1.30 to 1 at December 31, 2022 and 2021.

8. Retirement Plan:

The Company maintains a contributory 401(k) retirement plan available to substantially all full-time employees. The Company's contribution is accrued during the year based upon a percentage of eligible employee earnings and generally funded monthly. Total expense for the years ended December 31, 2022 and 2021 was approximately $399,430 and $357,000.

9. Stockholder Agreement:

Under the terms of an agreement with its stockholders, in the event of termination or death of a stockholder, the shares held by that stockholder must be purchased by the remaining stockholders.

10. Cash Flows Information:

Net cash flows from operating activities reflect cash payments for income taxes for 2022 and 2021 as follows:

	2022	2021
Income taxes paid, net of refunds	**$ 1,222**	$ 12,382

Supplementary Information
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2022

Net capital:	
Total stockholders' equity	$ 606,148
Additions:	
Allowable subordinated liabilities	-
Total available capital	606,148
Deductions:	
Non-allowable assets:	
Equipment, less accumulated depreciation	120,963
Investments not readily marketable	-
Other receivables	-
Prepaid expenses and other	112,523
	233,486
Tentative net capital	372,662
Haircuts:	
Equities	4,196
Money market funds	677
U.S. Government Agencies / other certificates of deposit	126
	4,999
Net capital	$ 367,663
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 657,634
Computation of net capital requirement:	
Net capital	$ 367,663
Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $250,000)	250,000
Excess net capital	$ 117,663
Aggregate debt to net capital (allowable 15 to 1)	1.79 to 1

Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

Net capital, as reported in Company's Part II (unaudited) focus report	$ 367,663
Adjustments made subsequent to preparation of focus report:	
None	-
Net capital per above	$ 367,663

Supplementary Information
Schedule III – Exemptive Provision under SEC Rule 15c3-3

December 31, 2022

An exemption from Rule 15c3-3 is claimed. Identified below is the section upon which such exemption is based:

C. (k)(2)(ii) – All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC # and Name

8-37180 Wells Fargo Clearing Services, LLC

Lumsden McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS
Cyclorama Building | 369 Franklin Street | Buffalo, NY 14202
p: 716.856.3300 | f: 716.856.2524 | www.LumsdenCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

The Board of Directors
Trubee Wealth Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Trubee Wealth Advisors, Inc. (the Company) and the SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2022, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for its Form SIPC-7 and its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Lumsden & McCormick, LLP

February 27, 2023

TRUBEE WEALTH ADVISORS, INC.

Schedule of Assessments and Payments per Form SIPC-7

For the year ended December 31, 2022

Assessment Period	Payment Date	Reference Number	Collection Agency		
January 1, 2022 - June 30, 2022	12/15/2022	B2234940365003	SIPC	$	3,046
July 1, 2022 - December 31, 2022	02/16/2023	B2304743584008	SIPC		3,080
Total payments to SIPC				$	6,126

Lumsden McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cyclorama Building | 369 Franklin Street | Buffalo, NY 14202
p: 716.856.3300 | f: 716.856.2524 | www.LumsdenCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Trubee Wealth Advisors, Inc.

We have reviewed management's statements, included in the accompanying 2022 Exemption Report, in which (1) Trubee Wealth Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: provision (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lumsden & McCormick, LLP

February 27, 2023

Trubee Wealth Advisors, Inc. – 2022 Exemption Report

Trubee Wealth Advisors, Inc. (formerly known as Trubee, Collins & Co., Inc.) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption under 17 C.F.R. § 240.15c3-3(k)(2)(ii), (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year (January 1, 2022 to December 31, 2022) without exception.

Trubee Wealth Advisors, Inc.

I, John Shine, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______
Title: President
Date: _2/27/2022_